COMPLIANCE WITH KRX DISCLOSURE REQUIREMENT
Regarding Possible Purchase and Acquisition of Zaporizhstal

POSCO has withdrawn plans from a potential investment in Zaporizhstal, a Ukrainian steelmaker, due to irreconcilable commercial differences.